Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Transaction in Own Shares

02 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 02 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
02 January 2020	951,182	2,267.50 GBp	2,234.50 GBp	2,255.14 GBp	LSE
02 January 2020	145,448	2,267.50 GBp	2,236.00 GBp	2,254.99 GBp	BATS (BXE)
02 January 2020	198,088	2,267.50 GBp	2,236.00 GBp	2,255.62 GBp	Chi-X (CXE)
02 January 2020	266,178	26.6850 EUR	26.4250 EUR	26.5904 EUR	BATS (BXE)
02 January 2020	340,513	26.6850 EUR	26.3700 EUR	26.5978 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_2.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/e9c9b211-0b0d-45a3-8a25-905a294e9521)

Transaction in Own Shares

03 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 03 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
03 January 2020	498,416	2,303.50 GBp	2,277.50 GBp	2,290.75 GBp	LSE
03 January 2020	73,592	2,303.00 GBp	2,280.00 GBp	2,291.49 GBp	BATS (BXE)
03 January 2020	129,555	2,303.00 GBp	2,279.00 GBp	2,291.78 GBp	Chi-X (CXE)
03 January 2020	74,475	26.9750 EUR	26.6950 EUR	26.9055 EUR	BATS (BXE)
03 January 2020	285,228	26.9750 EUR	26.6950 EUR	26.9063 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_3.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/0304832b-c135-487f-a3f1-4f4fe00a1b74)

Transaction in Own Shares

06 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 06 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
06 January 2020	516,818	2,337.50 GBp	2,309.00 GBp	2,322.72 GBp	LSE
06 January 2020	72,905	2,337.00 GBp	2,309.50 GBp	2,322.80 GBp	BATS (BXE)
06 January 2020	131,213	2,337.50 GBp	2,308.50 GBp	2,322.91 GBp	Chi-X (CXE)
06 January 2020	78,761	27.3700 EUR	27.1750 EUR	27.2840 EUR	BATS (BXE)
06 January 2020	242,094	27.3800 EUR	27.1700 EUR	27.2776 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_6.1.2020 (https://ml-eu.globenewswire.com/Resource/Download/7e6bf171-97e4-484b-9b50-6dda29ff37d5)

Transaction in Own Shares

07 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 07 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
07 January 2020	475,071	2,313.50 GBp	2,286.50 GBp	2,296.87 GBp	LSE
07 January 2020	59,501	2,311.00 GBp	2,287.00 GBp	2,295.82 GBp	BATS (BXE)
07 January 2020	86,203	2,312.50 GBp	2,287.00 GBp	2,296.89 GBp	Chi-X (CXE)
07 January 2020	88,162	27.2100 EUR	26.9250 EUR	27.0273 EUR	BATS (BXE)
07 January 2020	342,437	27.2300 EUR	26.9250 EUR	27.0320 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_7.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/1f516781-2cbf-495c-90f4-70cb869fe70d)

Transaction in Own Shares

08 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 08 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
08 January 2020	630,806	2,301.50 GBp	2,267.50 GBp	2,282.36 GBp	LSE
08 January 2020	121,582	2,301.50 GBp	2,267.50 GBp	2,282.66 GBp	BATS (BXE)
08 January 2020	148,962	2,301.50 GBp	2,269.00 GBp	2,283.05 GBp	Chi-X (CXE)
08 January 2020	74,185	27.1200 EUR	26.7850 EUR	26.9209 EUR	BATS (BXE)
08 January 2020	233,698	27.1300 EUR	26.7700 EUR	26.9086 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_8.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/532360ea-4870-4d9f-a678-2a76ad0e9702)

Transaction in Own Shares

09 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 09 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
09 January 2020	744,831	2,282.50 GBp	2,262.50 GBp	2,271.60 GBp	LSE
09 January 2020	136,153	2,282.00 GBp	2,263.00 GBp	2,271.69 GBp	BATS (BXE)
09 January 2020	175,212	2,282.00 GBp	2,263.00 GBp	2,271.63 GBp	Chi-X (CXE)
09 January 2020	106,661	26.8600 EUR	26.6050 EUR	26.7203 EUR	BATS (BXE)
09 January 2020	303,233	26.8950 EUR	26.6050 EUR	26.7305 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_09.01.2020 (https://ml-eu.globenewswire.com/Resource/Download/e3a1551c-f0b4-4f74-9218-0a8b0122da0a)

Transaction in Own Shares

10 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 10 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
10 January 2020	602,126	2,276.50 GBp	2,260.50 GBp	2,266.95 GBp	LSE
10 January 2020	100,285	2,276.50 GBp	2,261.50 GBp	2,267.13 GBp	BATS (BXE)
10 January 2020	146,116	2,276.50 GBp	2,262.00 GBp	2,266.86 GBp	Chi-X (CXE)
10 January 2020	30,092	26.8100 EUR	26.6050 EUR	26.7113 EUR	BATS (BXE)
10 January 2020	139,991	26.8000 EUR	26.6100 EUR	26.7102 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_10.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/6a69e8d6-4ef6-4154-b16b-58994bf301f6)

Transaction in Own Shares

13 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 13 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
13 January 2020	312,735	2,273.50 GBp	2,252.50 GBp	2,264.81 GBp	LSE
13 January 2020	37,183	2,273.00 GBp	2,252.50 GBp	2,264.86 GBp	BATS (BXE)
13 January 2020	60,355	2,274.50 GBp	2,252.50 GBp	2,264.31 GBp	Chi-X (CXE)
13 January 2020	337,958	26.5950 EUR	26.3500 EUR	26.4435 EUR	BATS (BXE)
13 January 2020	365,054	26.5950 EUR	26.3450 EUR	26.5012 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_13.1.2020 longg (https://ml-eu.globenewswire.com/Resource/Download/45a13aae-2c7a-42fc-a897-fbb15677dc4a)

Transaction in Own Shares

14 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 14 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
14 January 2020	631,990	2,277.50 GBp	2,252.00 GBp	2,256.35 GBp	LSE
14 January 2020	138,357	2,276.50 GBp	2,252.00 GBp	2,255.91 GBp	BATS (BXE)
14 January 2020	133,919	2,276.00 GBp	2,252.00 GBp	2,256.05 GBp	Chi-X (CXE)
14 January 2020	471,326	26.5700 EUR	26.3650 EUR	26.4300 EUR	BATS (BXE)
14 January 2020	365,591	26.5700 EUR	26.3600 EUR	26.4586 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_14.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/eb9c89b7-fedc-411d-8fcb-2d963720f605)

Transaction in Own Shares

15 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 15 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
15 January 2020	469,630	2,271.00 GBp	2,249.50 GBp	2,256.04 GBp	LSE
15 January 2020	70,853	2,268.00 GBp	2,250.00 GBp	2,255.37 GBp	BATS (BXE)
15 January 2020	91,562	2,270.50 GBp	2,251.50 GBp	2,256.35 GBp	Chi-X (CXE)
15 January 2020	584,537	26.5550 EUR	26.2950 EUR	26.3940 EUR	BATS (BXE)
15 January 2020	365,909	26.5550 EUR	26.3650 EUR	26.4869 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_15.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/baab41f4-8180-403b-b45c-c699ebab076f)

Transaction in Own Shares

16 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 16 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
16 January 2020	216,265	2,283.50 GBp	2,253.50 GBp	2,267.75 GBp	LSE
16 January 2020	27,145	2,280.00 GBp	2,254.50 GBp	2,267.56 GBp	BATS (BXE)
16 January 2020	52,689	2,283.00 GBp	2,254.00 GBp	2,267.62 GBp	Chi-X (CXE)
16 January 2020	209,964	26.7150 EUR	26.4500 EUR	26.5295 EUR	BATS (BXE)
16 January 2020	349,528	26.7150 EUR	26.4450 EUR	26.5731 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_16.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/24e129bd-0fad-46c7-a67b-c7827a06aa81)

Transaction in Own Shares

17 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 17 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
17 January 2020	550,359	2,261.50 GBp	2,244.00 GBp	2,252.77 GBp	LSE
17 January 2020	87,024	2,261.50 GBp	2,244.00 GBp	2,252.55 GBp	BATS (BXE)
17 January 2020	109,597	2,261.50 GBp	2,244.00 GBp	2,252.90 GBp	Chi-X (CXE)
17 January 2020	161,641	26.5400 EUR	26.4150 EUR	26.4676 EUR	BATS (BXE)
17 January 2020	349,635	26.5450 EUR	26.4150 EUR	26.4805 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_17.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/144920e1-e648-493c-b8c4-3388d4621ffc)

Transaction in Own Shares

20 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 20 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
20 January 2020	945,536	2,264.00 GBp	2,236.00 GBp	2,243.96 GBp	LSE
20 January 2020	182,959	2,258.50 GBp	2,236.00 GBp	2,243.81 GBp	BATS (BXE)
20 January 2020	185,883	2,262.50 GBp	2,236.00 GBp	2,244.01 GBp	Chi-X (CXE)
20 January 2020	203,515	26.4900 EUR	26.2100 EUR	26.3337 EUR	BATS (BXE)
20 January 2020	347,371	26.5050 EUR	26.2100 EUR	26.3382 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_20.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/fef6c93a-eb9f-4a1a-8b29-274baeabf020)

Transaction in Own Shares

21 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 21 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
21 January 2020	961,956	2,234.00 GBp	2,199.00 GBp	2,208.67 GBp	LSE
21 January 2020	165,871	2,230.50 GBp	2,199.00 GBp	2,208.57 GBp	BATS (BXE)
21 January 2020	180,951	2,230.50 GBp	2,199.50 GBp	2,208.38 GBp	Chi-X (CXE)
21 January 2020	79,289	26.1150 EUR	25.9000 EUR	26.0066 EUR	BATS (BXE)
21 January 2020	284,623	26.1750 EUR	25.9050 EUR	26.0042 EUR	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_21.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/ff2ecebd-f91f-4869-bf5a-123431909455)

Transaction in Own Shares

22 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 22 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
22 January 2020	994,823	2,213.50 GBp	2,184.50 GBp	2,198.66 GBp	LSE
22 January 2020	169,054	2,213.50 GBp	2,185.50 GBp	2,198.08 GBp	BATS (BXE)
22 January 2020	185,808	2,213.50 GBp	2,186.00 GBp	2,201.16 GBp	Chi-X (CXE)

These share purchases form part of the sixth tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the sixth tranche of its share buyback programme on October 31, 2019.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from October 31, 2019 up to and including January 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_22.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/fbcf187b-c77b-4690-953b-55807ff2b5ff)

Transaction in Own Shares

30 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 30 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
30 January 2020	380,599	2,070.00 GBp	2,033.00 GBp	2,050.05 GBp	LSE
30 January 2020	56,290	2,070.00 GBp	2,035.00 GBp	2,049.59 GBp	BATS (BXE)
30 January 2020	105,129	2,069.50 GBp	2,033.50 GBp	2,050.14 GBp	Chi-X (CXE)
30 January 2020	28,215	24.5000 EUR	24.0500 EUR	24.3062 EUR	BATS (BXE)
30 January 2020	107,011	24.5550 EUR	24.0350 EUR	24.3153 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_30.1.2020 (https://ml-eu.globenewswire.com/Resource/Download/65963b9a-00e4-466b-b761-12c74b62b188)

Transaction in Own Shares

31 January 2020

• • • • • • • • • • • • • • • •

Royal Dutch Shell plc (the ‘Company’) announces that on 31 January 2020 it purchased the following number of "A" Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
31 January 2020	405,883	2,043.00 GBp	1,984.00 GBp	2,008.35 GBp	LSE
31 January 2020	56,268	2,038.00 GBp	1,984.60 GBp	2,006.11 GBp	BATS (BXE)
31 January 2020	85,106	2,043.00 GBp	1,984.80 GBp	2,007.69 GBp	Chi-X (CXE)
31 January 2020	29,136	24.2800 EUR	23.6600 EUR	23.9172 EUR	BATS (BXE)
31 January 2020	108,583	24.3450 EUR	23.6350 EUR	23.9341 EUR	Chi-X (CXE)

These share purchases form part of the seventh tranche of the Company's existing share buy-back programme previously announced on July 26, 2018. The Company announced the seventh tranche of its share buyback programme on January 30, 2020.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from January 30, 2020 up to and including April 27, 2020.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Shell Media Relations
International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations
Europe: + 31 70 377 3996
United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell_RNS_31.1.2020 long (https://ml-eu.globenewswire.com/Resource/Download/04746ac2-9e0c-4ec7-aaf3-7b49f3c86fa3)

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: February 5, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary